ENCORE ENERGY CORP.

Computershare
8th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

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Form of Proxy - Annual General Meeting to be held on August 28, 2024

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the Management Nominees whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.
3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.
4. If a date is not inserted in the space provided on the reverse of this proxy, it will be deemed to bear the date on which it was mailed to the holder by Management.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, and the proxy appoints the Management Nominees listed on the reverse, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted in favour, or withheld from voting, or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for. If you have specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting and Management Information Circular or other matters that may properly come before the meeting or any adjournment or postponement thereof, unless prohibited by law.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

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Proxies submitted must be received by 9:00 am (Pacific Time), on August 26, 2024.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.investorvote.com
- **Smartphone?** Scan the QR code to vote now.

To Receive Documents Electronically

- You can enroll to receive future securityholder communications electronically by visiting www.investorcentre.com.

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management Nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER

Appointment of Proxyholder

I/We being holder(s) of securities of enCore Energy Corp. (the "Company") hereby appoint: William M. Sheriff, Executive Chairman, or failing this person, Edward Mayerhofer or Natalie Antturi, legal counsel for the Company (the "Management Nominees")

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the holder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and on all other matters that may properly come before the Annual General Meeting of shareholders of the Company to be held at #1200 - 750 West Pender Street, Vancouver, British Columbia V6C 2T8 on August 28, 2024 at 9:00 am (Pacific Time), and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors

	For	Withhold		For	Withhold		For	Withhold
01. W. Paul Goranson	☐	☐	02. Dennis E. Stover	☐	☐	03. William M. Sheriff	☐	☐
04. William B. Harris	☐	☐	05. Mark S. Pelizza	☐	☐	06. Richard M. Cherry	☐	☐
07. Susan Hoxie-Key	☐	☐						

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2. Appointment of Auditors

For ☐ Withhold ☐

Appointment of Davidson & Company LLP as Auditors of the Company for the ensuing year and authorizing the Directors to fix their remuneration.

3. Approval of Long Term Incentive Plan

For ☐ Against ☐

To approve the adoption of the Company's long term incentive plan, as more particularly described in the accompanying Information Circular of the Company.

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Signature of Proxyholder

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, and the proxy appoints the Management Nominees, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

DD / MM / YY

Interim Financial Statements - Mark this box if you would like to receive Interim Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Financial Statements - Mark this box if you would like to receive the Annual Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

W F K Q 3 6 6 9 2 8 A R 1

VOTING INSTRUCTION FORM

ENCORE ENERGY CORP.

MEETING TYPE: ANNUAL MEETING
MEETING DATE: WEDNESDAY, AUGUST 28, 2024 AT 9:00 A.M. PDT
RECORD DATE: FOR HOLDERS AS OF JULY 15, 2024
PROXY DEPOSIT DATE: AUGUST 26, 2024 **CUID:**
ACCOUNT NO: **CUSIP:** 29259W700

CONTROL NO.: →

STEP 2 APPOINT A PROXY (OPTIONAL)

APPOINTEE(S): William M. Sheriff, Edward Mayerhofer, Natalie Antturi

IF YOU WISH TO ATTEND THE MEETING OR DESIGNATE ANOTHER PERSON TO ATTEND, VOTE AND ACT ON YOUR BEHALF AT THE MEETING, OR ANY ADJOURNMENT OR POSTPONEMENT THEREOF, OTHER THAN THE PERSON(S) SPECIFIED ABOVE, PRINT YOUR NAME OR THE NAME OF THE OTHER PERSON ATTENDING THE MEETING IN THE SPACE PROVIDED HEREIN. UNLESS YOU INSTRUCT OTHERWISE, THE PERSON WHOSE NAME IS WRITTEN IN THIS SPACE WILL HAVE FULL AUTHORITY TO ATTEND, VOTE AND OTHERWISE ACT IN RESPECT OF ALL MATTERS THAT MAY COME BEFORE THE MEETING OR ANY ADJOURNMENT OR POSTPONEMENT THEREOF, EVEN IF THESE MATTERS ARE NOT SET OUT IN THE FORM OR THE CIRCULAR. FOR VIRTUAL MEETINGS, YOU MAY NEED TO COMPLETE ADDITIONAL INFORMATION OR TAKE ADDITIONAL ACTION FOR YOU OR YOUR APPOINTEE TO ATTEND THE MEETING.

PLEASE PRINT APPOINTEE NAME ABOVE

STEP 3 COMPLETE YOUR VOTING DIRECTIONS

1 **ELECTION OF DIRECTORS:** *VOTING RECOMMENDATION:* **FOR** *ALL THE NOMINEES PROPOSED AS DIRECTORS* (FILL IN ONLY ONE BOX "■" PER NOMINEE IN BLACK OR BLUE INK)

Nominee	FOR	WITHHOLD
01-W. Paul Goranson	☐	☐
02-Dennis E. Stover	☐	☐
03-William M. Sheriff	☐	☐
04-William B. Harris	☐	☐
05-Mark S. Pelizza	☐	☐
06-Richard M. Cherry	☐	☐
07-Susan Hoxie-Key	☐	☐

ITEM(S): *VOTING RECOMMENDATIONS ARE INDICATED BY* **BOLD TEXT** *OVER THE BOXES* (FILL IN ONLY ONE BOX "■" PER ITEM IN BLACK OR BLUE INK)

2 Appointment of Davidson & Company LLP as Auditors of the Company for the ensuing year and authorizing the Directors to fix their remuneration.

RECOMMENDATION: FOR
FOR ☐ WITHHOLD ☐

3 To approve the adoption of the Company's long term incentive plan, as more particularly described in the accompanying Information Circular of the Company.

RECOMMENDATION: FOR
FOR ☐ AGAINST ☐

STEP 4 THIS DOCUMENT MUST BE SIGNED AND DATED

* ISSUER CONFIRMATION COPY - INFO ONLY *

SIGNATURE(S) *INVALID IF NOT SIGNED*

M M D D Y Y

2601 14TH AVENUE
MARKHAM, ON L3R 0H9

Broadridge™

P15968- 2 2 E
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VOTING INSTRUCTION FORM

ANNUAL MEETING

ENCORE ENERGY CORP.

WHEN:
WEDNESDAY, AUGUST 28, 2024 AT 9:00 A.M. PDT

WHERE:
#1200 - 750 West Pender Street
Vancouver, British Columbia V6C 2T8

ENCORE ENERGY CORP.
101 N. SHORELINE BOULEVARD
SUITE 450
CORPUS CHRISTI, TX 748401
USA

STEP 1 **REVIEW YOUR VOTING OPTIONS**

ONLINE: VOTE AT **PROXYVOTE.COM** USING YOUR COMPUTER OR MOBILE DATA DEVICE. YOUR CONTROL NUMBER IS LOCATED BELOW.

SCAN TO VIEW MATERIAL AND VOTE NOW →

BY TELEPHONE: YOU MAY ENTER YOUR VOTING INSTRUCTIONS BY TELEPHONE AT: **ENGLISH: 1-800-474-7493** OR **FRENCH: 1-800-474-7501**

BY MAIL: THIS VOTING INSTRUCTION FORM MAY BE RETURNED BY MAIL IN THE ENVELOPE PROVIDED.

REMINDER: PLEASE REVIEW THE INFORMATION / PROXY CIRCULAR BEFORE VOTING.

18062020

WE NEED TO RECEIVE YOUR VOTING INSTRUCTIONS AT LEAST ONE BUSINESS DAY BEFORE THE PROXY DEPOSIT DATE.

CONTROL NO.:→

PROXY DEPOSIT DATE: AUGUST 26, 2024

The control number has been assigned to you to identify your shares for voting.

You must keep your control number confidential and not disclose it to others other than when you vote using one of the voting options set out on this form. Should you send this form or provide your control number to others, you are responsible for any subsequent voting of, or subsequent inability to vote, your shares.

Dear Client:

A meeting is being held for securityholders of the above noted issuer.

1. You are receiving this Voting Instruction Form and the enclosed meeting materials at the direction of the issuer as a beneficial owner of securities. You are a beneficial owner because we, as your intermediary, hold the securities in an account for you and the securities are not registered in your name.
2. **Votes are being solicited by or on behalf of the management of the issuer.**
3. Even if you have declined to receive materials, a reporting issuer is entitled to deliver these materials to you and if requested to do so, it is our responsibility to forward them. These materials are being sent at no cost to you, in the language you requested, if available.
4. **Unless you attend the meeting and vote in person or virtually (as applicable), your securities can only be voted through us as registered holder or proxyholder of the registered holder in accordance with your instructions. We cannot vote for you if we do not receive your voting instructions. Please provide your voting instructions to us promptly using one of the available voting methods or complete and return this form. We will submit a proxy vote on your behalf according to the voting instructions you provide, unless you elect to attend the meeting and vote in person or virtually (as applicable).**
5. When you give us your voting instructions, you acknowledge that:
   - You are the beneficial owner or are authorized to provide these voting instructions; and
   - You have read the material and the voting instructions on this form.
6. You may not present this Voting Instruction Form at the meeting in order to vote.
7. To attend and vote your shares at the meeting:
   - Write your name or the name of your designate to act on your behalf on the "Appointee" line on the other side of this form, sign and date the form, and return it by mail, or
   - Go to ProxyVote.com (if available) and insert the name in the "Change Appointee(s)" section on the voting site.
   - For virtual meetings, you may need to complete additional information or take additional action for you or your Appointee to attend the meeting. Refer to the meeting material accompanying this voting instruction form for details.

   You, or your designate, as the named "Appointee", must attend the meeting for your vote to be counted.
8. Unless prohibited by law or you instruct otherwise, the Appointee(s) or the person whose name is written in the space provided will have full authority to attend and otherwise act at, and present matters to the meeting and any adjournment or postponement thereof, and vote on all matters that are brought before the meeting or any adjournment or postponement thereof, even if these matters are not set out in this form or in the management proxy circular. Consult a legal advisor if you wish to modify the authority of that person in any way. If you require assistance, please contact the person who services your account.
9. If these voting instructions are given on behalf of a body corporate, set out the full legal name of the body corporate, the name and position of the person giving voting instructions on behalf of the body corporate and the address for service of the body corporate.
10. **If the items listed in the management proxy circular are different from the items listed on the other side of this form, the management proxy circular will be considered correct.**
11. **The Appointee named in this form will exercise the voting rights attached to the securities in accordance with the instructions given. In the absence of any specific instructions as to voting being provided by you on this form, the item(s) will be voted as recommended on the reverse of this form or as stated in the management proxy circular, except in the case of your appointment of an Appointee.**
12. This Voting Instruction Form should be read in conjunction with the accompanying management proxy circular.
13. **To ensure that your instructions are received in sufficient time to be processed, please ensure that the Voting Instruction Form is received by us or voted online at least one business day before the proxy deposit date noted above or the proxy deadline specified in the management proxy circular.** Voting instructions received on the proxy deposit date or later may not be able to be included in the final tabulation.

This Voting Instruction Form confers discretionary authority to vote on such other business as may properly come before the meeting or any adjournment thereof.

If you have any questions or require help, please contact the person who services your account.

Disclosure of Information – Electing to Receive Financial Statements or Requesting Meeting Materials

By electing to receive the financial statements or requesting meeting materials, your name and address may be provided to the reporting issuer (or its agent) for mailing purposes.

PLEASE SEE OVER